SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                                (Amendment No. 5)


                               IMMUNOMEDICS, INC.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                   452907 10 8
                                 (CUSIP Number)

                              Howard M. Cohen, Esq.
                  Warshaw Burstein Cohen Schlesinger & Kuh, LLP
                                555 Fifth Avenue
                            New York, New York 10017
                                 (212) 984-7700
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                   May 3, 1999
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with statement [ ].

         CUSIP No.   452907 10 8
         _______________________________________________________________________
(a)      Name of Reporting Persons S.S. or I.R.S.
         Identification Nos. of Above Person
                                                             David M. Goldenberg
         _______________________________________________________________________
(b)      Check the Appropriate Box if a Member of a Group
         (See Instructions)
                                                                    (a)      [X]
                                                                    (b)      [ ]
         _______________________________________________________________________
(c)      SEC Use Only

         _______________________________________________________________________
(d)      Source of Funds (See Instructions)

                                                                             N/A
         _______________________________________________________________________
(e)      Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)
                                                                             [ ]
         _______________________________________________________________________
(f)      Citizenship or Place of Organization
                                                                   United States
         _______________________________________________________________________

         Number of Shares           (g)     Sole Voting Power          7,902,833
         Beneficially               ____________________________________________
         Owned by Each              (h)     Shared Voting Power        4,032,185
         Reporting                  ____________________________________________
         Person With                (i)     Sole Dispositive Power     7,902,833
                                    ____________________________________________
                                    (j)     Shared Dispositive Power   2,813,016
         _______________________________________________________________________
(k)      Aggregate Amount Beneficially Owned by Each                  12,581,591
         Reporting Person
         _______________________________________________________________________
(l)      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]
         _______________________________________________________________________
(m)      Percent of Class Represented by Amount in Row (11)                32.9%
         _______________________________________________________________________
(n)      Type of Reporting Person (See Instructions)                          IN
         _______________________________________________________________________

         CUSIP No.   452907 10 8
         _______________________________________________________________________
(a)      Name of Reporting Persons S.S. or I.R.S.
         Identification Nos. of Above Person
                                                               Deborah S. Orlove
         _______________________________________________________________________
(b)      Check the Appropriate Box if a Member of a Group
         (See Instructions)                                         (a)      [X]
                                                                    (b)      [ ]
         _______________________________________________________________________
(c)      SEC Use Only

         _______________________________________________________________________
(d)      Source of Funds (See Instructions)                                  N/A

         _______________________________________________________________________
(e)      Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                             [ ]
         _______________________________________________________________________
(f)      Citizenship or Place of Organization                      United States
         _______________________________________________________________________

         Number of Shares           (g)     Sole Voting Power                  0
         Beneficially               ____________________________________________
         Owned by Each              (h)     Shared Voting Power        2,350,728
         Reporting                  ____________________________________________
         Person With                (i)     Sole Dispositive Power             0
                                    ____________________________________________
                                    (j)     Shared Dispositive Power   2,350,728
         _______________________________________________________________________
(k)      Aggregate Amount Beneficially Owned by Each
         Reporting Person                                              2,350,728
         _______________________________________________________________________
(l)      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]
         _______________________________________________________________________
(m)      Percent of Class Represented by Amount in Row (11)                 6.2%
         _______________________________________________________________________
(n)      Type of Reporting Person (See Instructions)                          IN
         _______________________________________________________________________

         CUSIP No.   452907 10 8
         _______________________________________________________________________
(a)      Name of Reporting Persons S.S. or I.R.S.
         Identification Nos. of Above Person
                                                               Eva J. Goldenberg
         _______________________________________________________________________
(b)      Check the Appropriate Box if a Member of a Group
         (See Instructions)                                         (a)      [X]
                                                                    (b)      [ ]
         _______________________________________________________________________
(c)      SEC Use Only

         _______________________________________________________________________
(d)      Source of Funds (See Instructions)                                  N/A

         _______________________________________________________________________
(e)      Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                             [ ]
         _______________________________________________________________________
(f)      Citizenship or Place of Organization                      United States
         _______________________________________________________________________

         Number of Shares           (g)     Sole Voting Power                  0
         Beneficially               ____________________________________________
         Owned by Each              (h)     Shared Voting Power        2,350,728
         Reporting                  ____________________________________________
         Person With                (i)     Sole Dispositive Power             0
                                    ____________________________________________
                                    (j)     Shared Dispositive Power   2,350,728
         _______________________________________________________________________
(k)      Aggregate Amount Beneficially Owned by Each
         Reporting Person                                              2,350,728
         _______________________________________________________________________
(l)      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]
         _______________________________________________________________________
(m)      Percent of Class Represented by Amount in Row (11)                 6.2%
         _______________________________________________________________________
(n)      Type of Reporting Person (See Instructions)                          IN
         _______________________________________________________________________

                  This Amendment No. 5 amends the Schedule 13D filed on behalf of David M. Goldenberg, Deborah S. Orlove and Eva J. Goldenberg, and certain other persons on February 15, 1985, as amended (the "Statement"). This Amendment reflects, among other things: (i) the decrease in the number of shares of common stock owned by David M. Goldenberg as a result of a certain involuntary sales of common stock and (ii) the removal, as joint filers, of certain of his children and an entity under his control as they own less than 5% of the outstanding Common Stock and are not required to file a Schedule 13D (David M. Goldenberg, Deborah S. Orlove and Eva J. Goldenberg, are collectively referred to as the "Reporting Persons"). Capitalized terms used herein but not otherwise defined herein shall have the meanings assigned to such terms in the Statement.


Item 3.           Purpose of Transaction.

                  During the period April 20, 1999 through May 7, 1999, 700,000 shares of common stock owned directly by Dr. David M. Goldenberg were involuntarily sold by a pledgee of the shares. The pledgee held these shares as collateral pursuant to an alleged pledge arrangement and sold the shares in partial repayment of the loan. Dr. Goldenberg did not approve the sale of the shares and disputes the authority of the pledgee to sell the shares without such approval.

Item 4.           Interest in Securities of the Issuer.

                  As of May 14, 1999, David M. Goldenberg beneficially owned 12,581,591 shares of Common Stock, comprising approximately 32.9% of the outstanding Common Stock. Dr. Goldenberg's ownership reported above consists of:

                  (a) 7,035,161 shares of Common Stock owned directly by Dr. Goldenberg;

                  (b) 2,633,016 shares of Common Stock owned by certain of Dr. Goldenberg's children as to which he shares voting and dispositive power with such children by reason of powers of attorney granted to him by them;

                  (c) 1,219,169 shares of Common Stock owned by Hildegard Gruenbaum, as to which Dr. Goldenberg shares voting power with Hildegard Gruenbaum by reason of a proxy granted to him by her;

                  (d) 867,672 shares of Common Stock owned by a trust for the benefit of one of Dr. Goldenberg's children as to which he serves as the trustee;

                  (e) 307,692 shares of Common Stock, owned by the David M. Goldenberg 1989 Trust (the "DMG Trust"), as to which Dr. Goldenberg has the right to receive certain income generated by such trust;

                  (f) 113,831 shares of Common Stock owned by Dr. Goldenberg's current wife, consisting of 5,131 shares owned directly by her and 108,750 shares of Common Stock which she has the right to acquire upon exercise of presently exercisable options;

                  (g) 225,000 shares of Common Stock which Dr. Goldenberg has the right to acquire upon exercise of presently exercisable options, and

                  (h) 200,000 shares of Common Stock owned by Escalon Corp., of which Dr. Goldenberg is the sole officer and director, and as a result has shared voting and dispositive power,

                  Dr. Goldenberg disclaims beneficial ownership with respect to all shares owned by his children, his wife or Ms. Gruenbaum.

                  As of May 14, 1999 Deborah S. Orlove (formerly Deborah S. Goldenberg) beneficially owned 2,324,784 shares of Common Stock, comprising approximately 6.5% of the outstanding Common Stock. Ms. Orlove's ownership reported above consists of:

                  (a) 877,672 shares of Common Stock owned directly by Ms. Orlove, as to which Ms. Orlove shares voting and dispositive power with Dr. Goldenberg as a result of the power of attorney granted by her to him;

                  (b) 857,672 shares of Common Stock held by the Denis C. Goldenberg 1993 Trust (the "DCG Trust"), of which Ms. Orlove is a co-trustee with Eva Goldenberg and as a result shares voting and dispositive power with her;

                  (c) 307,692 shares of Common Stock held by the Hildegard Goldenberg 1989 Trust (the "HG Trust"), of which Ms. Orlove is a co-trustee with Eva Goldenberg and as a result shares voting and dispositive power with her; and

                  (d) 307,692 shares of Common Stock held by the DMG Trust, of which Ms. Orlove is a co-trustee with Eva Goldenberg and as a result shares voting and dispositive power with her.

                  Ms. Orlove disclaims beneficial ownership of all shares owned by the DCG Trust, the HG Trust and the DMG Trust.

                  As  of  May 14, 1999, Eva  J.  Goldenberg  beneficially  owned
2,324,784  shares  of  Common  Stock,  comprising   approximately  6.5%  of  the
outstanding Common Stock. Ms. Goldenberg ownership reported above consists of:

                  (a) 877,672 shares of Common Stock owned directly by Ms. Goldenberg, as to which Ms. Goldenberg shares voting and dispositive power with Dr. Goldenberg as a result of the power of attorney granted by her to him;

                  (b) 857,672 shares of Common Stock held by the Denis C. Goldenberg 1993 Trust (the "DCG Trust"), of which Ms. Goldenberg is a co-trustee with Eva Goldenberg and as a result shares voting and dispositive power with her;

                  (c) 307,692 shares of Common Stock held by the Hildegard Goldenberg 1989 Trust (the "HG Trust"), of which Ms. Goldenberg is a co-trustee with Deborah Orlove and as a result shares voting and dispositive power with her; and

                  (d) 307,692 shares of Common Stock held by the DMG Trust, of which Ms. Goldenberg is a co-trustee with Deborah Orlove and as a result shares voting and dispositive power with her.

                  Ms. Goldenberg disclaims beneficial ownership of all shares owned by the DCG Trust, the HG Trust and the DMG Trust.

                  Except as set forth above, the Reporting Persons did not own any options, warrants or other rights to acquire shares. Except as set forth on Annex A, the Reporting Persons did not effect any transactions in the Common Stock during the past 60 days.

                                   Signature.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: May 14, 1999                                      /s/ David M. Goldenberg
                                                         _______________________
                                                         David M. Goldenberg

Dated: May 14, 1999                                      /s/ Deborah S. Orlove
                                                         _______________________
                                                         Deborah S. Orlove

Dated: May 14, 1999                                      /s/ Eva J. Goldenberg
                                                         _______________________
                                                         Eva J. Goldenberg

                                                                       EXHIBIT 1

                                AGREEMENT TO FILE
                                A JOINT STATEMENT

                  By their  signatures,  the  undersigned  agree to file a joint
Schedule 13D and understand that such statement is filed by or on behalf of each of them.



Dated: May 14, 1999                                      /s/ David M. Goldenberg
                                                         _______________________
                                                         David M. Goldenberg

Dated: May 14, 1999                                      /s/ Deborah S. Orlove
                                                         _______________________
                                                         Deborah S. Orlove

Dated: May 14, 1999                                      /s/ Eva J. Goldenberg
                                                         _______________________
                                                         Eva J. Goldenberg

                                                                         Annex A

                  During the 60-day period ending May 14, 1999, the following sales of Common Stock owned by David M. Goldenberg were effected by the pledgee referenced in Item 4.


      Date of                              Number of              Sales Price
     Transaction                          Shares Sold              per Share
________________________________________________________________________________
          4/20/99                            15,000                  $2.125
          4/21/99                            15,000                  $2.063
          4/23/99                            15,000                  $2.031
          4/27/99                            10,000                  $1.500
          4/27/99                           100,000                  $1.563
          4/28/99                           100,000                  $1.375
          4/29/99                            50,000                  $1.500
          4/29/99                            25,000                  $1.625
          4/29/99                            25,000                  $1.563
          5/3/99                             75,000                  $1.771
          5/5/99                             25,000                  $1.625
          5/6/99                             30,000                  $1.563
          5/7/99                            215,000                  $1.125